Filed by PFF Bancorp, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company: PFF Bancorp, Inc.

Commission File No.: 001-16845

Cautionary Note Regarding Forward-Looking Statements

Information in these materials that involves expectations, plans, intentions or strategies regarding the future may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not facts and involve a number of risks and uncertainties. In these materials they are identified by references to dates after the date of these materials and words such as “outlook,” “will,” “will be,” “remains,” “to be,” “plans,” “believes”, “may”, “expects,” “intends,” “should,” “continue,” and similar expressions. These forward-looking statements may relate to, among other things, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market and statements regarding the Company’s strategic objectives. These forward-looking statements are based upon current management expectations and may therefore involve risks and uncertainties. The Company’s actual results or performance may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, the California real estate market, competitive conditions in the business and geographic areas in which the Company conducts its business, regulatory actions or changes, actions by lenders and customers, the possibility of a going concern explanatory paragraph in our independent registered public accountants’ opinion on the Company’s March 31, 2008 consolidated financial statements, the risk that the merger is not consummated due to failure to receive regulatory approval, stockholder approval or due to other events, and other risks detailed in the Company’s reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended March 31, 2007. The Company disclaims any obligation to subsequently revise or update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Important Additional Information Will be Filed with the SEC

This communication is being made in respect of the proposed business combination involving PFF Bancorp. In connection with the proposed transaction, the Company plans to file with the Securities and Exchange Commission (the “SEC”) a proxy statement as well as other documents regarding the proposed transaction. The definitive proxy statement will be mailed to stockholders of the Company. SECURITY HOLDERS OF PFF BANCORP ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Security holders will be able to obtain free copies of the proxy statement (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement (when available) and other documents filed with the SEC are also available on the investor relations portion of PFF Bancorp’s website at www.pffbancorp.com.

The Company and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended March 31, 2007, which was filed with the SEC on May 30, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on July 26, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

Filed below are communications with employees and customers of PFF Bancorp.

CONFIDENTIAL INTERNAL USE ONLY – EMPLOYEE FAQ

We hope this will help to answer some of your questions. Rest assured that as we have more information, when applicable, we will share it with all employees.

TOPIC/AUDIENCE	ACTION	CONTACT

Investor-related calls (i.e., stock price, etc.)	e-mail contact information to	Greg Talbott or Kevin McCarthy

Customers (i.e., safety of deposits, etc.)	e-mail contact information to	Lynda Scullin, Jill Casselman

Press inquiries (interview requests)	call and e-mail contact information to	Greg Talbott (5426) or Kevin McCarthy (5425)

Questions concerning the Speaking Points	e-mail question to	Sal Curasi, David Sweet,

Employee question not addressed in the FAQ	e-mail question to	Sal Curasi, David Sweet, Lynda Scullin, Jill Casselman

1.	What was announced today?

PFF has announced that it has entered into a definitive merger agreement with FBOP Corporation, under which FBOP will acquire PFF.

To learn more about FBOP/California National Bank (CalNational), please refer to your welcome letter from California National Bank that is attached to this e-mail.

2.	Why didn’t PFF complete the recapitalization that was recently announced?

The Board together with its legal and financial advisors carefully considered a number of options, including the recently announced, privately placed recapitalization. But at the end of the day, the Board of Directors determined that the merger with FBOP represented the best outcome for PFF’s customers, creditors, shareholders and employees. We believe FBOP/Cal National have the resources and financial strength to ensure long-term viability. In addition the share price that will be paid to shareholders of $1.35 was approximately 14% higher than our closing price on June 13, 2008.

3.	What about my job?

We have only just begun to work through transition and merger integration planning. Understanding this is important to you, we intend to communicate with you as quickly as possible. We anticipate few changes in the Retail Staffing in the branches. For other employee groups, meetings will be held to discuss how they will be impacted.

FBOP and CalNational officers will be holding meetings with PFF staff by telephone and in person.

4.	What about our health benefits, are they going to change?

Active employees will continue to be covered under the PFF Benefits Plans through 2008 (even if the merger closes prior to year-end) and are expected to transition to the FBOP benefit programs during company-wide open enrollment that will take place at the end of the year. There will be meetings in September and October during “open enrollment” period to discuss all of the FBOP/CNB benefits.

5.	What about my other benefits: 401(k), vacation etc.?

Representatives from HR will be sending out information about the CalNational Benefits over the next few weeks. We hope to have several representatives of Human Resources hold several sessions in about 30 – 45 days so that you can ask all of your questions to our representatives in person. Until that time, all PFF benefits, except the ESOP, are in place and continuing.

6.	What happens to my ESOP?

Upon the completion of the merger, your ESOP shares will be exchanged for cash at a value of $1.35 per share, currently above what the stock is being traded for. There will be no additional shares purchased for this plan.

7.	What about the 401(k) plan?

If you own shares of PFF stock in your 401(k) plan, those shares will be converted into cash in the amount of $1.35 per share upon the closing of the transaction.

8.	What about my frozen pension plan?

Your pension plan will pay out in accordance with the terms of the plan upon your retirement.

9.	What is the timeframe for this transaction?

We expect the transaction will close prior to the end of the year, but it could be as early as the third quarter of the calendar year 2008. In order to complete the merger, we need to receive approval from our shareholders as well as regulatory approvals and must comply with the conditions of the merger agreement.

10.	Where can I go for additional information?

We realize that you will have many questions, and we will do our very best to keep you informed in a timely manner, as we always have. In the meantime, please feel free to speak with your manager or e-mail your question(s) to Lynda Scullin or Jill Casselman.

For questions concerning speaking points for customers, you can also refer to Sal Curasi or David Sweet

Please note that this is only an informational FAQ and that if there is a conflict between this FAQ and any applicable benefit plan or arrangement or the Merger Agreement, the terms of the plan arrangement or Merger Agreement as applicable, will govern. As is always the case, PFF reserves the right to amend or terminate PFF’s benefit plans and arrangements in accordance with the terms of such plans and arrangements.

June 13, 2008

Welcome to California National Bank (Cal National) and the FBOP Corporation group of community banks! I am pleased to announce that we have entered into an agreement to acquire PFF Bancorp and PFF Bank and Trust. When completed, this merger will deliver needed capital, liquidity and other resources to PFF’s customers and result in the formation of a 106-branch retail network offering a robust and highly competitive suite of products to meet the current and future needs of our valued customers.

We have admired PFF and its franchise for many years, and share similar cultures and core values. While mergers can be challenging for employees and customers alike, we believe that our shared cultures and values will minimize any concerns. We are also confident that FBOP Corporation’s experience in completing mergers will lead to strong benefits for both our customers and our communities.

In the days ahead, we will meet with all PFF team members to provide a broader overview of FBOP while also addressing your questions. In the meantime, I am pleased to provide you with the following information about FBOP Corporation and California National Bank. Feel free to share this news with family members, friends and valued customers.

FBOP Corporation:

FBOP Corporation is a well-capitalized $16.3 billion multi-bank holding company headquartered in Oak Park, Illinois. Until early 1990, FBOP Corporation owned just one bank, First Bank of Oak Park, which had $125 million in total assets. The company has continued to expand since then by acquiring financial institutions in California, Illinois, Texas and Arizona. Upon completion of the PFF acquisition, FBOP Corporation will hold approximately $20.5 billion in total assets.

California National Bank:

California National Bank maintains $6.7 billion in total assets and operates 68 branch offices located throughout Los Angeles, Orange, Ventura, San Bernardino and Riverside counties. In 1996, FBOP Corporation acquired Torrance Bank, which had a single branch located in Torrance, California. This was followed by the acquisition of Topa Savings and Topa Thrift and Loan, resulting in the formation of a five-branch California National Bank serving the people of Los Angeles. Cal National then acquired Peoples Bank of California (2001) and Fidelity Federal Bank (2002). Since then we have opened new offices in many communities and focused our energies on delivering exceptional service to customers and to the communities in which we live and work.

In California, our network of community banks includes San Diego National Bank and Pacific National Bank. San Diego National Bank, based in San Diego, operates 23 branch offices with $2.5 billion in total assets. Pacific National Bank, based in San Francisco, is an 18-branch, $1.7 billion asset franchise. Together, FBOP Corporation’s California franchise maintains 109 offices, with more than $10.4 billion in total assets.

With PFF, this will increase to 147 offices holding more than $14.4 billion in total assets in California.

Values:

Our banks are built on a community banking philosophy that fosters lasting relationships by consistently delivering quality financial products and service to our clients. We demonstrate our respect and appreciation of others in everything we do.

California National Bank and FBOP Corporation will continue to build a reputation as a financially strong, community-oriented organization that is proud to provide quality service to its customers and the communities in which we live and work.

We look forward to everyone’s cooperation and flexibility in the weeks and months ahead. Over the next few months, we will work together on integrating cultures and systems and creating a bank that we can all be proud of. We expect to use this time to get to know each other and to develop strategies that benefit the customers of PFF.

Once again, welcome to the FBOP Corporation and California National Bank team.

The best is yet to come!

Speaking Points – To help you respond to customer questions

As a reminder, here is where you will refer any questions or comments.

Please do not answer questions from the press or volunteer any information, but do get the reporter’s name, the name of their publication/radio station etc., their press or comment time deadline, and their telephone number, then contact the appropriate person listed below. Thank you.

TOPIC/AUDIENCE	ACTION	CONTACT

Investor-related calls (i.e., stock price, etc.)	e-mail contact information to	Greg Talbott or Kevin McCarthy

Customers	e-mail contact information to	Lynda Scullin Jill Casselman

Press inquiries (interview requests)	call and e-mail contact information to	Greg Talbott (5426) or Kevin McCarthy (5425)

Questions concerning the Speaking Points	e-mail question to	Sal Curasi, David Sweet

Questions on the merger not addressed elsewhere	e-mail question to	Lynda Scullin Jill Casselman

Internal Use Only, Confidential

What was announced today?

➢	On June 16, PFF announced a definitive agreement to be acquired by FBOP Corporation, a privately held banking company based in Oak Park, Illinois. FBOP is the parent of Los Angles based, California National Bank (“CalNational.”) Upon completion of the transaction, we expect the combination of CalNational and PFF to result in the formation of a 106-branch network spanning an area from southern Orange County to Ventura and from Indio to the Pacific Ocean.

Why was this done? You have been around a long time.

What do you think? Should I look for another bank?

➢	PFF and California National Bank (CalNational) are built on a community banking philosophy that fosters lasting relationships by consistently delivering quality financial products and service to you
➢	California National Bank (CalNational) will continue to build a reputation as a financially strong, community-oriented organization that is proud to provide quality service to its customers and the communities in which we live and work.
➢	When completed, we expect this merger will result in the formation of a 106-branch retail network offering a robust suite of products to meet your current and future needs.
➢	We appreciate your business and your loyalty to PFF, and I feel confident that California National Bank (CalNational) will earn this same loyalty. I think if you give it a chance you will share my enthusiasm.

I had been reading about a recapitalization—Why didn’t that happen?

The Board together with its legal and financial advisors carefully considered a number of options, including the recently announced, privately placed recapitalization. However, at the end of the day, the Board of Directors determined that the merger represented the absolute best outcome for PFF’s customers, shareholders, creditors and employees. We believe FBOP and Cal National have the resources, and financial strength to ensure our long-term viability as well as the personal character and corporate culture to ensure that we continue to put our customers and communities first.

What price will be paid to shareholders?

The price of $1.35 is approximately 14% above the price the stock traded for on June 13, 2008.

When is this going to happen?

➢	We expect the transaction will be completed prior to the end of the year, but it could be as early as the third quarter of this year. In order to complete the merger, we need to receive approval from our shareholders as well as regulatory approvals and must comply with the conditions of the merger agreement. To ensure a smooth and seamless transition, we expect that much of PFF’s business activities will be slowly phased into CalNational Bank. Until then, we will remain separate companies and continue with business as usual.

Who is FBOP/CalNational?

➢	FBOP is a privately-held, multi-bank holding company based in Oak Park, Ill. and is well capitalized with assets exceeding $14 billion. Since the early 1990s, FBOP has continually expanded by acquiring select financial institutions in Illinois, Arizona, Texas and California. California National Bank (CalNational) is based in Los Angeles and has 68 branches serving Los Angeles, Ventura and Orange counties. There is very little overlap in the PFF and CalNational Bank branch networks

What are the benefits to me?

➢	When the transaction is complete, and the branch networks merge, there will be a branch network of over 106 branches ready to serve you.

➢	California National Bank (CalNational) shares common values with PFF, a focus on service and a commitment to community outreach.

Is anything going to be sent to customers?

➢	Yes, you will be receiving a letter providing more details about this announcement.

Is your bank safe, what about your capital?

➢	California National Bank (CalNational) is a well-capitalized, financially strong community bank. We believe this merger delivers the needed resources, capital and liquidity to PFF’s customers and expect that it will result in the formation of a 106-branch retail network. Please be assured that even though the ownership of the bank will change, you will find the same professional, caring employees, ready and eager to deliver the high level of customer service you received in the past from PFF Bank.

➢	In the future you will receive more detailed information regarding CalNational Bank and its products and services.

➢	The combined bank will be well-capitalized.

If I have deposits at PFF and Cal National, how will the eventual merger affect my FDIC insurance?

➢	Customers with total deposits in the aggregate of less than $100,000 at PFF and CNB will remain insured up to $100,000 by the FDIC.

Customers with total deposits in the aggregate of more than $100,000 will continue to receive separate deposit insurance coverage for six months following the merger, or in the case of a time deposit, until the earliest maturity date after the six month period. In the case of time deposits which mature within six months of the date the deposits are merged and which are renewed at the same dollar amount and for the same term as the original deposit, separate insurance applies to the renewed deposits until the first maturity date after the six month period. Time deposits that mature within six months of the merger that are renewed on any other basis, or that are not renewed, are separately insured only until the end of the six month period. After the maturity of your time deposit or six months, whichever is later, your deposit insurance coverage will be based on your total deposits with Cal National and the ownership of your account.

June 16, 2008

Dear valued PFF Customer:

As a valued customer, we wanted to share with you some recent and important developments for PFF Bank & Trust. On June 16, 2008, the Board of Directors of PFF Bancorp and PFF Bank & Trust announced that it had entered into an agreement with FBOP Corporation, the parent company of Los Angeles-based California National Bank, to acquire PFF Bank & Trust.

We want you to know that California National Bank shares many common values with PFF Bank & Trust, most importantly is the focus on providing outstanding customer service and a strong commitment to community outreach.

California National Bank is a well-capitalized, financially strong community bank with assets today of $6.6 Billion. This merger delivers needed resources, capital, and liquidity to PFF Bank & Trust. As you are aware, the PFF Bank & Trust branch network is primarily located in the Inland Empire. The California National Bank network now primarily serves Ventura, Los Angeles and Orange Counties. When combined, we expect there will be over 106 full service banking locations for your convenience. Given our solid customer service focus, together we clearly expect to be the community Bank of Choice for the entire Southern California region.

We expect the transaction will close in the third quarter. The merger is subject to certain conditions, including regulatory approval and approval by PFF Bancorp’s shareholders. We believe that the character of California National Bank, their proven commitment to customer service and sincere focus on community banking will contribute to a seamless combination.

In the near future, you will receive more detailed information regarding California National Bank and its products and services.

We appreciate the opportunity to meet your financial services needs in the future and we thank you for your continued loyalty and confidence.

Sincerely,

Kevin McCarthy President/CEO PFF Bank & Trust	Greg Mitchell President/CEO California National Bank